December 20, 2011

VIA E-MAIL AND EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Aspen Insurance Holdings Limited Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-31909
Dear Mr. Rosenberg
I refer to your letter of December 15, 2011 in relation to the above addressed to Christopher O’Kane, Chief Executive Officer of Aspen Insurance Holdings Limited. Aspen Insurance Holdings Limited notes the content of your letter and will respond within a timely manner. Your comments, however, relate to issues of detail which will require coordination, both internally and with our external advisors. Given the timing of receipt of your letter and the pending holiday period we do not believe that it will be possible to facilitate this within the 10 business day response period you have requested.
Accordingly, as requested in your letter, I am writing to advise that Aspen Insurance Holdings Limited anticipates being in a position to respond to the comments in your letter by January 9, 2012. I trust that in light of the explanation set out above this timeframe is acceptable. If you would like to discuss this issue further, however, please do not hesitate to contact me at +44 207 184 8863 or via email at patricia.roufca@aspen.co.
Yours sincerely
/s/ Patricia Roufca

Patricia Roufca
Associate Group General Counsel